Filed pursuant to Rule 424 (b) (2)
Registration Statement No. 333-151501

The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 8, 2010.

Pricing Supplement

To Prospectus dated July 18, 2008 and

Prospectus Supplement dated July 18, 2008

United Mexican States

U.S. $80,000,000,000 Global Medium-Term Notes, Series A

Due Nine Months or More From Date of Issue

€— —% Global Notes due 2017

The notes will mature on July —, 2017. Mexico will pay interest on the notes on July — of each year, commencing July —, 2011. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated July 18, 2008, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)	Underwriting Discounts	Proceeds to Mexico, before expenses(1)
Per note	—%	—%	—%
Total	€—	€—	€—

(1)	Plus accrued interest, if any, from July —, 2010.

The notes will be ready for delivery in book-entry form only through the facilities of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about July —, 2010.

Joint Lead Managers

Barclays Capital	BNP PARIBAS	Deutsche Bank

July —, 2010.

Pricing Supplement

About this Pricing Supplement	PS-3
Use of Proceeds	PS-3
Description of the Notes	PS-4
United Mexican States—Recent Developments	PS-8
Form of Government	PS-8
The Economy	PS-8
Principal Sectors of the Economy	PS-10
Financial System	PS-11
External Sector of the Economy	PS-12
Public Finance	PS-15
Public Debt	PS-17
Plan of Distribution	PS-22

Prospectus Supplement

About this Prospectus Supplement	PS-3
Summary	PS-4
Risk Factors	PS-7
Description of the Notes	PS-10
Taxation	PS-22
Plan of Distribution	PS-29
Glossary	PS-33
Annex A – Form of Pricing Supplement	PS-A1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated July 18, 2008, relating to Mexico’s U.S. $80,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated July 18, 2008 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

USE OF PROCEEDS

The net proceeds paid by the managers to Mexico from the sale of the notes will be €— , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €—. Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the managers shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	€—

Issue Price:	—%, plus accrued interest, if any, from July —, 2010

Issue Date:	July —, 2010

Maturity Date:	July —, 2017

Specified Currency:	Euro (€)

Authorized Denominations:	€1,000 and integral multiples thereof

Form:	Registered; Book-Entry. The notes will be represented by a single global note, without interest coupons, in registered form, to be deposited on or about the issue date with Citibank, N.A., London. Citibank, N.A., London will serve as common depositary for Euroclear and Clearstream, Luxembourg.

Interest Rate:	—% per annum, accruing from July —, 2010

Interest Payment Date:	Annually on July — of each year, commencing on July —, 2011

Regular Record Date:	July — of each year

Optional Redemption:

☒  Yes             ☐  No

Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess, if any, of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate plus — basis points over (ii) the principal amount of such notes.

“Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Benchmark Issue (as defined below), assuming a price for the Comparable Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Benchmark Price for such redemption date.

“Comparable Benchmark Issue” means the Bundesanleihe security or securities (Bund) of the German Government selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Dealers (as defined below) appointed by Mexico.

“Comparable Benchmark Price” means, with respect to any redemption date, (i) the average of the Reference Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Dealer Quotations, the average of all such quotations.

“Reference Dealer” means any of Barclays Capital Inc., BNP Paribas, Deutsche Bank AG, London Branch, or their affiliates which are dealers in Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; provided that if any of the foregoing shall cease to be a dealer of Bund of the German Government, Mexico will substitute therefor another dealer of Bund of the German Government.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., Frankfurt, Germany, time on the third business day preceding such redemption date.

Optional Repayment:	☐ Yes ☒ No

Indexed Note:	☐ Yes ☒ No

Foreign Currency Note:	☒ Yes ☐ No

Managers:	Barclays Capital Inc. BNP Paribas Deutsche Bank AG, London Branch

Purchase Price:	—%, plus accrued interest, if any, from July —, 2010

Method of Payment:	Wire transfer of immediately available funds to an account designated by Mexico.

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Securities Codes:

ISIN:	—

Common Code:	—

Fiscal Agent, Principal Paying Agent, Exchange Rate Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying Agent and Transfer Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes; provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Payment of Principal and Interest:

Principal of and interest on the notes, except as described below, will be payable by Mexico to the Paying Agent in euro. Holders of the notes will not have the option to elect to receive payments in U.S. dollars.

If Mexico determines that euro are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agency Agreement, dated as of December 3, 1993, as amended, between Mexico and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated July 18, 2008.

UNITED MEXICAN STATES—RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2008. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Form of Government

The Partido Acción Nacional (National Action Party, or “PAN”) currently holds seven state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or “PRD”) holds four state governorships and the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone), an alliance formed by the PRD, the Labor Party and the Convergencia (Convergence for Democracy), holds one state governorship. The Partido Revolucionario Institiucional (Institutional Revolutionary Party, or “PRI”) holds the remaining 19 of the 31 state governorships. Local elections for 12 state governorships were held in Mexico on July 4, 2010. According to preliminary results released on July 6, 2010, a coalition comprised of the PRI and the Partido Verde Ecologista de México (Ecologist Green Party of Mexico) captured nine state governorships, while a coalition formed by the PAN, PRD and Convergence for Democracy won three state governorships.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s GDP decreased by 6.5% in real terms during 2009, as compared to 2008. Global economic activity began to recover beginning in the second half of 2009, after a deep contraction observed in the previous six months. The recovery was driven by fiscal and monetary stimulus programs implemented in many advanced economies and in some emerging market countries, as well as the several measures taken to stabilize the operation of the international financial system. During 2009, the public administration sector increased by 3.7%; the agriculture, forestry, fishing and hunting sector increased by 1.8%; the information sector increased by 1.6%; the utilities sector increased by 1.2% and the mining sector increased by 1.0%, each in real terms as compared to 2008. In contrast, the wholesale and retail trade sector decreased by 14.5%; the manufacturing sector decreased by 10.2%; the accommodation and food services sector decreased by 9.6%; the transportation and warehousing sector decreased by 8.1%; the construction sector decreased by 7.5%; the professional, scientific and technical services sector decreased by 5.7%; the administrative support, waste management and remediation services sector decreased by 5.4%; the real estate, rental and leasing sector decreased by 5.3%; the education services sector decreased by 4.5%; the finance and insurance sector decreased by 3.8%; the management of companies and enterprises sector decreased by 3.7%; the arts, entertainment and recreation sector decreased by 2.3%; the health care and social assistance sector decreased by 0.1% and the other services (except public administration) sector decreased by 2.7%, each in real terms as compared to 2008.

According to preliminary figures, Mexico’s GDP grew by 4.3% during the first three months of 2010, as compared to the first three months of 2009. The wholesale and retail trade sector increased by 13.4%; the manufacturing sector increased by 9.9%; the transportation and warehousing sector increased by 5.8%; the information sector increased by 4.6%; the mining sector increased by 3.9%; the real estate, rental and leasing sector increased by 2.4%; the utilities sector increased by 1.7%; the health care and social assistance sector increased by 1.0%; the finance and insurance sector increased by 0.5%; and the public administration sector increased by 0.3%, each in real terms as compared to the first three months of 2009. In contrast, the professional, scientific and technical services sector decreased by 5.2%; the construction sector decreased by 3.8%; the management of companies and enterprises sector decreased by 3.0%; the accommodation and food services sector decreased by 1.8%; the arts, entertainment and recreation sector decreased by 1.6%; the agriculture, forestry, fishing and hunting sector decreased by 1.5%; the administrative support, waste management and remediation services sector decreased by 0.7%; the education services sector decreased by 0.4% and the other services (except public administration) sector decreased by 0.7%, each in real terms as compared to the first three months of 2009.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First Three Months of 2010(1) (2)

GDP (constant 2003 prices)	3.2%	4.9%	3.3%	1.5%	(6.5)%	4.3%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.4	1.2	1.8	(1.5)
Secondary Activities:
Mining	(0.3)	1.4	(0.6)	(1.4)	1.0	3.9
Utilities	2.0	12.2	3.7	(2.3)	1.2	1.7
Construction	3.9	7.8	4.4	0.6	(7.5)	(3.8)
Manufacturing	3.6	5.9	1.7	(0.6)	(10.2)	9.9
Tertiary activities:
Wholesale and retail trade	4.6	6.5	5.0	2.2	(14.5)	13.4
Transportation and warehousing	3.6	5.8	3.7	0.1	(8.1)	5.8
Information	8.6	10.7	11.6	8.0	1.6	4.6
Finance and insurance	22.9	9.7	17.3	18.6	(3.8)	0.5
Real estate, rental and leasing	2.3	4.1	3.1	3.2	(5.3)	2.4
Professional, scientific and technical services	3.6	3.0	3.1	3.1	(5.7)	(5.2)
Management of companies and enterprises	4.8	20.1	(3.1)	(3.1)	(3.7)	(3.0)
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.6	(5.4)	(0.7)
Education services	2.1	0.1	1.8	1.6	(4.5)	(0.4)
Health care and social assistance	1.8	7.8	2.5	(1.1)	(0.1)	1.0
Arts, entertainment and recreation	0.7	2.3	3.1	1.5	(2.3)	(1.6)
Accommodation and food services	0.8	1.6	2.6	0.9	(9.6)	(1.8)
Other services (except public administration)	2.2	3.3	3.9	0.6	(2.7)	(0.7)
Public administration	2.1	0.1	2.1	1.2	3.7	0.3

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.
(2)	Figures for the first three months of 2010 are annualized and compared to the same period of 2009.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

For 2009, inflation (as measured by the change in the national consumer price index) was 3.6%, 3.0 percentage points lower than for 2008.

For the first five months of 2010, inflation was 1.4%, 0.3 percentage points higher than for the same period of 2009.

Interest Rates

During 2009, interest rates on 28-day Cetes averaged 5.4% and interest rates on 91-day Cetes averaged 5.5%, as compared to average rates on 28-day Cetes of 7.7% and on 91-day Cetes of 7.9% during 2008.

During the first five months of 2010, interest rates on 28-day Cetes averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 6.6% and on 91-day Cetes of 6.7% during the same period of 2009. On July 1, 2010, the 28-day Cetes rate was 4.6% and the 91-day Cetes rate was 4.6%.

Principal Sectors of the Economy

Petroleum and Petrochemicals

Based on the audited consolidated financial statements of PEMEX for the year ended December 31, 2009, PEMEX’s total sales revenues decreased by 18.0%, from Ps. 1,328.9 billion in 2008 to Ps. 1,089.9 billion in 2009. This decrease resulted primarily from lower crude oil prices and decreased volume of crude oil exports. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales decreased by 12.3% in 2009, from Ps. 679.8 billion in 2008 to Ps. 596.4 billion in 2009, primarily due to decreases in the prices and volumes of sales of natural gas, petroleum products and petrochemicals sold by PEMEX. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 24.2% in peso terms in 2009, from Ps. 644.4 billion in 2008 to Ps. 488.3 billion in 2009, primarily as the result of a decline in crude oil and product prices and a reduction in the volume of crude oil exports.

In 2009, PEMEX had a net loss of Ps. 94.7 billion from Ps. 1,089.9 billion in total sales revenues, as compared to a net loss of Ps. 112.1 billion from Ps. 1,328.9 billion in total sales revenues in 2008. This reduction in net loss in 2009, as compared to 2008, resulted primarily from lower cost of sales, mainly due to reduced purchases of imported products.

Based on the unaudited consolidated financial statements of PEMEX for the first three months of 2009 and 2010, PEMEX’s total sales revenues increased by 36.0%, from Ps. 226.4 billion in the first three months of 2009 to Ps. 307.9 billion in the first three months of 2010. This increase resulted primarily from higher prices of crude oil exports and increased domestic sales.

PEMEX’s domestic sales increased by 24.7% in the first three months of 2010, from Ps. 133.0 billion in the first three months of 2009 to Ps. 165.8 billion in the first three months of 2010, primarily due to a 24.0% increase in sales of petroleum products, an 18.5% increase in sales of dry natural gas and a 57.4% increase in sales of petrochemical products. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 52.9%, from Ps. 92.0 billion in the first three months of 2009 to Ps. 140.7 billion in the first three months of 2010, primarily due to a 59.3% increase in crude oil and condensates export sales, a 28.8% increase in petroleum products export sales and a 500.0% increase in petrochemical products export sales, which was partially offset by a 25.0% decrease in dry natural gas export sales.

In the first three months of 2010, PEMEX reported a net income of Ps. 1.4 billion on Ps. 308.0 billion in total sales revenues, as compared to net loss of Ps. 27.0 billion on Ps. 226.4 billion in total sales revenues in the first three months of 2009. The reversal from a net loss to net income was primarily a result of increased sales of crude oil exports, a foreign exchange gain, increased domestic sales and an increase in other income and expenses.

Financial System

2010 Monetary Program

Consistent with Mexico’s monetary program for 2009, Mexico’s monetary program for 2010 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2010. Mexico’s monetary program for 2010 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Central Bank and Monetary Policy

During 2009, the M1 money supply increased by 5.1% in real terms, as compared with 2008. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at December 31, 2009 was 4.9% greater in real terms than at December 31, 2008, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2009 was 1.4% greater in real terms than the amount of checking account deposits at December 31, 2008.

At December 31, 2009, financial savings were 2.6% greater in real terms than financial savings at December 31, 2008. Savings generated by Mexican residents were 2.1% greater in real terms and savings generated by non-residents were 10.7% greater in real terms than their respective levels at December 31, 2008.

The M1 money supply at May 31, 2010 was 4.7% greater in real terms, as compared with the M1 money supply at May 31, 2009. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at May 31, 2010 was 5.1% greater in real terms than at May 31, 2009, while the aggregate amount of checking account deposits denominated in pesos at May 31, 2010 was 6.7% greater in real terms than the amount of checking account deposits denominated in pesos at May 31, 2009.

At May 31, 2010, financial savings were 5.1% greater in real terms than financial savings at May 31, 2009. Savings generated by Mexican residents were 2.5% greater in real terms and savings generated by non-residents were 50.4% greater in real terms at May 31, 2010 than their respective levels at May 31, 2009.

At December 31, 2009, the monetary base totaled Ps. 632.0 billion, a 9.2% increase in nominal terms, from the level of Ps. 577.5 billion at December 31, 2008. At June 29, 2010, the monetary base totaled Ps. 576.7 billion, an 8.8% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of June 18, 2010, the overnight funding rate remained at 4.50%.

On December 9, 2009, President Felipe Calderón appointed Ernesto Cordero as Secretary of Finance and Public Credit. On December 28, 2009, President Calderón appointed Agustín Carstens as Governor of Banco de México for a six-year term that commenced January 1, 2010.

The Securities Market

At December 31, 2009, the Mexican Stock Market Index stood at 32,120.5 points, representing a 43.5% nominal increase from the level at December 31, 2008. At June 29, 2010, the Mexican Stock Market Index stood at 31,473.2 points, representing a 2.0% decrease from the level at December 31, 2009.

Banking Supervision and Support

At December 31, 2009, the total amount of past-due loans of commercial banks was Ps. 60.6 billion, as compared to Ps. 60.7 billion at December 31, 2008. At December 31, 2009, the total loan portfolio of the banking system was 0.4% higher in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 3.2% at December 31, 2009, as compared to 3.3% at December 31, 2008. The amount of loan loss reserves held by commercial banks totaled Ps. 105.3 billion at December 31, 2009, as compared to Ps. 97.9 billion at December 31, 2008. At this level, commercial banks had reserves covering 173.9% of their past-due loans at December 31, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

At March 31, 2010, the total amount of past-due loans of commercial banks was Ps. 54.5 billion, as compared to Ps. 60.6 billion at December 31, 2009. At March 31, 2010, the total loan portfolio of the banking system was 2.5% lower in real terms than the total loan portfolio at December 31, 2009. The past-due loan ratio of commercial banks was 2.9% at March 31, 2010, as compared to 3.2% at December 31, 2009. The amount of loan loss reserves held by commercial banks totaled Ps. 100.5 billion at March 31, 2010, as compared to Ps.105.3 billion at December 31, 2009. At this level, commercial banks had reserves covering 184.5% of their past-due loans at March 31, 2010, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the year ended December 31, 2009, Mexico registered a trade deficit of U.S. $4.7 billion, as compared with a trade deficit of U.S. $17.3 billion for 2008. Merchandise exports decreased by 21.2%, to U.S. $229.7 billion during 2009, as compared to U.S. $291.3 billion in 2008. During 2009, petroleum exports decreased by 39.0% and non-petroleum exports decreased by 17.4%, each as compared with 2008. Exports of manufactured goods, which represented 82.5% of total merchandise exports, decreased by 17.9% during 2009, as compared with exports of manufactured goods during 2008.

According to preliminary figures, during the year ended December 31, 2009, total imports decreased by 24.0% to U.S. $234.4 billion, as compared to U.S. $308.6 billion for 2008. During 2009, imports of intermediate goods decreased by 22.9%, imports of capital goods decreased by 21.6% and imports of consumer goods decreased by 31.5%, each as compared to 2008.

During the first five months of 2010, according to preliminary figures, Mexico registered a trade surplus of U.S. $653 million, as compared to a deficit of U.S. $1.7 billion for the same period of 2009. Merchandise exports increased by 38.0% during the first five months of 2010, to U.S. $116.3 billion, as compared to U.S. $84.3 billion for the same period of 2009. During the first five months of 2010, petroleum exports increased by 68.9%, while non-petroleum exports increased by 33.8%, each as compared to the same period of 2009. Exports of manufactured goods, which represented 81.1% of total merchandise exports, increased by 34.5% during the first five months of 2010, as compared with exports of manufactured goods during the same period of 2009.

During the first five months of 2010, according to preliminary figures, total imports increased by 34.5%, to U.S. $115.6 billion, as compared to U.S. $85.9 billion for the same period of 2009. During the first five months of 2010, imports of intermediate goods increased by 40.9%, imports of capital goods decreased by 3.5% and imports of consumer goods increased by 38.9%, each as compared to the first five months of 2009.

Balance of International Payments

According to preliminary figures, during 2009, Mexico’s current account registered a deficit of 0.6% of GDP, or U.S. $5.6 billion, as compared to a deficit of U.S. $16.2 billion in 2008. The capital account registered a surplus during 2009 of U.S. $15.6 billion, as compared with a surplus of U.S. $25.1 billion during 2008. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $27.8 billion during 2009 as compared with U.S. $28.5 billion during 2008, and was composed of foreign direct investment totaling U.S. $12.5 billion and net foreign portfolio investment inflows totaling U.S. $15.3 billion.

According to preliminary figures, during the first quarter of 2010, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $765.2 million, as compared to a deficit of U.S. $1.3 billion in the same period of 2009. The capital account registered a surplus of U.S. $7.6 billion during the first three months of 2010, as compared with a deficit of U.S. $2.7 billion during the same period of 2009. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $14.1 billion during the first three months of 2010 as compared with U.S. $2.8 billion during the same period of 2009, and was composed of foreign direct investment totaling U.S. $4.3 billion and net foreign portfolio investment inflows totaling U.S. $9.8 billion.

At December 31, 2009, Mexico’s international reserves totaled U.S. $90.8 billion, an increase of U.S. $5.4 billion as compared to international reserves at December 31, 2008. The net international assets of Banco de México totaled U.S. $99.9 billion at December 31, 2009, an increase of U.S. $4.6 billion as compared to net international assets at December 31, 2008.

At July 2, 2010, Mexico’s international reserves totaled U.S. $101.5 billion, an increase of U.S. $10.6 billion as compared to international reserves at December 31, 2009. At June 25, 2010, the net international assets of Banco de México totaled U.S. $104.6 billion, an increase of U.S. $4.7 billion as compared to net international assets at December 31, 2009.

On March 10, 2010, Mexico’s Comisión de Cambios (Exchange Commission) requested that the International Monetary Fund (which we refer to as the IMF) renew the approximately U.S. $48 billion contingent credit line granted by the IMF to Mexico on April 17, 2009. The renewal of the IMF contingent credit line was requested due to continued uncertainties related to global economic conditions and credit availability. On March 25, 2010, the IMF approved a one-year renewal of the contingent credit line. To date, no amounts have been disbursed under the contingent credit line.

In October 2008, Banco de México announced a new policy under which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. In March 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million. In addition, Banco de México announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated as compared to the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the value of the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the value of the daily additional auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the daily additional auctions would be suspended as from October 1, 2009; however, the depreciation-contingent auctions remained unchanged. On April 8, 2010, Banco de México announced that it was suspending the depreciation-contigent auctions as from April 12, 2010. From October 9, 2008 through September 30, 2009, Mexico sold an aggregate of U.S. $10.3 billion through the special daily auctions. From October 9, 2008 through April 9, 2010, Mexico sold an aggregate of U.S. $8.3 billion through the depreciation-contingent auctions.

On February 22, 2010, the Exchange Commission announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or “FIX”) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to June 29, 2010, Banco de México auctioned an aggregate U.S. $2.4 billion in options through this mechanism and as of June 29, 2010, Banco de México had purchased an aggregate of U.S. $1.7 billion pursuant to the exercise of these options by their holders.

Direct Foreign Investment in Mexico

According to preliminary figures, during the year ended December 31, 2009, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $12.5 billion as compared with U.S. $23.7 billion during 2008. Of the 2009 total amount, 38.9% was directed to manufacturing, 20.7% to financial services, 10.1% to commerce, 0.5% to transportation and communications, 4.8% to mining, 3.9% to construction, 0.1% to farming and 21.1% to other services. By country of origin, during 2009, 48.7% came from the United States, 18.4% from Spain, 12.5% from the Netherlands, 9.8% from Canada, 2.3% from the United Kingdom, 1.3% from Singapore, 1.3% from Japan, 1.1% from Luxembourg and 4.6% from other countries.

According to preliminary figures, during the first quarter of 2010, direct foreign investment in Mexico notified to the National Foreign Investment Registry totaled approximately U.S. $4.3 billion.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate closed at Ps. 13.0659 = U.S. $1.00 on December 31, 2009. During 2009, the monthly average peso/dollar exchange rate was Ps. 13.5076 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on June 30, 2010 (to take effect on the second business day thereafter) was Ps. 12.8441 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures for the year ended December 31, 2009, the public sector registered a deficit of Ps. 274.5 billion, equivalent to approximately 2.3% of GDP, which exceeded the approved budgetary deficit by Ps. 47.0 billion, due to (i) an increase of Ps. 23.6 billion in physical investments by PEMEX, as a result of the depreciation of the exchange rate and (ii) an additional public deficit, excluding physical investments by PEMEX, of Ps. 23.4 billion, corresponding to 0.2% of GDP.

According to preliminary figures, during 2009, the public sector primary balance, defined as total public sector revenues less expenditures other than interest payments on public debt registered a deficit of Ps. 10.6 billion, as compared to a surplus of Ps. 216.5 billion recorded in 2008. This was mainly due to the elimination of the Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) program, as a result of which investment expenditures by budgetary entities are now recognized when incurred.

According to preliminary figures, during the first quarter of 2010, the public sector balance recorded a surplus of Ps. 11.3 billion, as compared to the deficit of Ps. 38.3 billion in the same period of 2009. Excluding physical investments by PEMEX, there was a public surplus of Ps. 71.9 billion, an increase of Ps. 59.9 billion as compared to the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary revenues decreased by 6.5% in real terms as compared to 2008. Oil revenues decreased by 21.4% in real terms, which was only partially offset by an increase in non-oil revenues by 2.2% in real terms. Non-tax revenues, excluding those from PEMEX, increased from approximately 5.2% of total public sector budgetary revenues during 2008 to approximately 13.6% at the end of 2009. Oil prices decreased by 31.9% in 2009, from an average price of U.S. $84.35 per barrel in 2008 to U.S. $57.44 per barrel in 2009, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 12.7% in 2008 to approximately 13.5% in 2009.

According to preliminary figures, during the first three months of 2010, public sector budgetary revenues increased by 8.0% in real terms as compared to the same period of 2009 due to an increase in oil revenues of 17.7% in real terms and an increase in non-oil tax revenues of 10.2% in real terms. Non-tax revenues, excluding those from PEMEX, as a percentage of total public sector budgetary revenues, decreased to approximately 5.0% during the first three months of 2010 from approximately 6.7% during the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary expenditures increased by 2.2% in real terms as compared to public sector budgetary expenditures during 2008. During 2009, public sector financing costs increased by 10.0% in real terms as compared to 2008.

According to preliminary figures, at March 31, 2010, public sector budgetary expenditures increased by 0.3% in real terms from the amount at March 31, 2009. In the first three months of 2010, public sector financing cost decreased by 17.0% in real terms as compared to the same period of 2009.

At March 31, 2009, the balance of the Oil Revenues Stabilization Fund totaled Ps. 25.4 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 6.2 billion, the balance of the Fund for the Stabilization of Investment in the Infrastructure of Petróleos Mexicanos totaled Ps. 11.0 billion and the balance of the Fund to Support Pension Restructuring totaled Ps. 58.7 billion.

2010 Budget and Fiscal Package

On September 8, 2009, the Federal Executive Office submitted to the Mexican Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.

On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the “2010 Budget”) was published in the Official Gazette of the Federation and became effective on January 1, 2010.

The 2010 Budget, as approved by the Mexican Congress, contemplates an overall public sector budget deficit (excluding PEMEX’s physical investments) of Ps. 90 billion (0.7% of GDP). The total deficit approved (including PEMEX’s physical investments) is equivalent to 2.8% of GDP.

The 2010 Revenue Law approved by Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by Congress are expected to result in an estimated increase of non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.

The 2010 Budget permits the Mexican Government to increase education expenditures by 2.5%, social security expenditures by 18.4%, social assistance expenditures by 17.0%, transportation and communications expenditures by 3.7% and sustainable development expenditures by 14.9%, each as compared with the 2009 Budget.

The preliminary results for 2008, 2009 and the first quarter of 2010, as well as the budget assumptions and targets for the 2009 and 2010 Budgets, are presented below.

2008, 2009 and the first quarter of 2010 Results;

2009 and 2010 Budget Assumptions and Targets

	2008 Results(1)	2009 Results(1)	First Quarter of 2010 Results(2)	2009 Budget(3)	2010 Budget(6)
Real GDP growth (%)	1.5%	(6.5%)	4.3%	1.8%	3.9	%(7)
Increase in the national consumer price index (%)	6.5%	3.6%	2.4%	3.8%	3.3%
Average export price of Mexican oil mix (U.S. $/barrel)	$84.35	$57.44	$71.39	$70.00 (4)	$59.00	(4)
Current account deficit as % of GDP	1.5%	0.6%	0.1%	n.a.	n.a.
Average exchange rate (Ps./$1.00)	11.2	13.5	12.8	11.7	13.8
Average rate on 28-day Cetes (%)	7.7%	5.4%	4.5%	8.0%	4.5%
Public sector balance as % of GDP(5)	(0.1%)	(2.3%)	0.1%	(1.8%)	(0.7%)
Primary balance as % of GDP(5)	1.8%	(0.1%)	0.4%	0.5%	(0.5%)

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.
(4)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 Budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was $70.00 in the fiscal year 2009 and $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.
(5)	Excluding physical investments by PEMEX.
(6)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.
(7)	On June 18, 2010, the Ministry of Finance announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 4.1% to approximately 5.0%.

n.a.: Not available.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during the first quarter of 2010, the public sector overall balance registered a surplus of Ps. 11.3 billion, as compared with a deficit of Ps. 38.3 billion in the same period of 2009. Excluding physical investments by PEMEX, the public sector balance registered a surplus of Ps. 71.1 billion, Ps. 60.4 billion greater than the Ps. 10.7 billion surplus registered for the same period of 2009. The primary balance registered a surplus of Ps. 45.4 billion for the first quarter of 2010, as compared with the deficit of Ps. 234.7 million registered for the same period of 2009.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at March 31, 2010, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at December 31, 2009, the net internal debt of the Government totaled Ps. 2,471.3 billion, as compared to Ps. 2,332.7 billion of net internal debt at December 31, 2008. At December 31, 2009, the gross internal debt of the Government totaled Ps. 2,702.8 billion, as compared to Ps. 2,401.3 billion of gross internal debt at December 31, 2008. This total gross internal debt at December 31, 2009 was comprised of Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt, as compared to Ps. 281.3 billion of short-term debt and Ps. 2,120.1 billion of long-term debt at December 31, 2008. The average maturity of the Government’s internal debt decreased by 0.02 years during 2009, from 6.36 years at December 31, 2008 to 6.34 years at December 31, 2009. The Government’s financing costs on internal debt totaled Ps. 173.3 billion, or 1.5% of GDP, during 2009, an increase of 9.11%, or 0.2% of GDP, as compared to 2008.

According to preliminary figures, at March 31, 2010, the net internal debt of the Government totaled Ps. 2,497.3 billion, as compared to Ps. 2,471.3 billion outstanding at December 31, 2009. At March 31, 2010, the gross internal debt of the Government totaled Ps. 2,841.4 billion, as compared to Ps. 2,702.8 billion of gross internal debt at December 31, 2009. Of the total gross internal debt of the Government at March 31, 2010, Ps. 400.8 billion represented short-term debt and Ps. 2,440.6 billion represented long-term debt, as compared to Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt at December 31, 2009. The average maturity of the Government’s internal debt increased by 0.09 years during the first quarter of 2010, from 6.34 years at December 31, 2009 to 6.43 years at March 31, 2010. The Government’s financing costs on internal debt totaled Ps. 12.5 billion for the first three months of 2010 a decrease of 17.2%, as compared to the same period of 2009.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31										March 31,
	2005		2006		2007		2008		2009(2)		2010(2)
	(in billions of Ps.)	(%)	(in billions of Ps.)	(%)	(in billions of Ps.)	(%)	(in billions of Ps.)	(%)	(in billions of Ps.)	(%)	(in billions of Ps.)	(%)
Gross Debt
Government Securities	Ps.1,173.3	94.5	Ps.1,569.9	93.9	Ps.1,795.8	94.7	Ps.2,021.2	84.2	Ps.2,379.3	88.0	Ps.2,517.2	88.6
Cetes	288.2	23.2	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	505.9	17.8
Floating Rate Bonds	287.6	23.2	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	242.9	8.5
Inflation-Linked Bonds	95.3	7.7	155.3	9.3	235.3	12.4	334.9	13.9	430.6	15.9	476.3	16.8
Fixed Rate Bonds	502.2	40.4	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,292.2	45.5
Other	68.8	5.5	102.9	6.1	100.6	5.3	380.1	15.8	323.4	12.0	324.3	11.4

Total Gross Debt	Ps.1,242.2	100.0	Ps.1,672.8	100.0	Ps.1,896.3	100.0	Ps.2,401.3	100.0	Ps.2,702.8	100.0	Ps.2,841.4	100.0

Net Debt
Financial Assets(3)	(58.8)		(125.7)		(107.9)		(68.6)		(231.4)		(344.1)

Total Net Debt	Ps.1,183.3		Ps.1,547.1		Ps.1,788.3		Ps.2,332.7		Ps.2,471.3		Ps.2,497.3

Gross Internal Debt/GDP		12.8%		15.6%		16.1%		19.8%		22.9%		23.1%
Net Internal Debt/GDP		12.2%		14.4%		15.2%		19.2%		20.9%		20.3%

Notes: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at March 31, 2010. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: SHCP.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

According to preliminary figures, at December 31, 2009, outstanding public sector gross external debt equaled U.S. $96.4 billion, an increase of approximately U.S. $39.4 billion from U.S. $56.9 billion at December 31, 2008. Of this amount, U.S. $94.6 billion represented long-term debt while U.S. $1.8 billion represented short-term debt.

According to preliminary figures, at March 31, 2010, outstanding public sector gross external debt equaled U.S. $96.8 billion, an increase of approximately U.S. $419.3 million from U.S. $96.4 billion at December 31, 2009, primarily due to the recognition as public sector debt of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $94.9 billion represented long-term debt while U.S. $1.9 billion represented short-term debt.

According to preliminary figures, at December 31, 2009, commercial banks held approximately 18.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.0%, bondholders held approximately 60.7% and other creditors held the remaining 0.9%.

According to preliminary figures, at March 31, 2010, commercial banks held approximately 18.6% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.0%, bondholders held approximately 60.7% and other creditors held the remaining 0.6%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2009 represented approximately 30.6% of nominal GDP, an increase of 5.6 percentage points as compared to December 31, 2008.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2010 represented approximately 30.5% of nominal GDP, a decrease of 0.1 percentage points as compared to December 31, 2009.

The following table sets forth a summary of the external public debt of Mexico and a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1) By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
2004	U.S. $	48,561	U.S. $	10,636	U.S. $	17,952	U.S. $	77,149	U.S. $	2,077	U.S. $	79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009(4)		47,350		41,048		6,202		94,600		1,754		96,354
March 31, 2010(4)		46,957		41,974		5,968		94,899		1,874		96,773

By Currency(3)

	December 31,										March 31,
	2005		2006		2007		2008		2009(4)		2010(4)
	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)
U.S. dollars	65,480	91.4	50,760	92.7	44,309	80.0	47,851	84.0	77,919	80.9	80,077	82.8
Japanese yen	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	4,498	4.6
Pounds sterling	80	0.1	91	0.2	1,040	1.9	687	1.2	716	0.7	858	0.9
Swiss francs	171	0.2	175	0.3	423	0.8	410	0.7	1,981	2.1	1,862	1.9
Others	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,478	9.8

Total	71,675	100.0	54,766	100.0	55,355	100.0	56,939	100.0	96,354	100.0	96,773	100.0

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2010) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On December 11, 2009, Mexico issued Japanese yen 150 billion of notes guaranteed by the Japan Bank for International Cooperation (JBIC). These bonds were placed in the Japanese private market, bear interest at 2.22% per year and have a tenor of 10 years.

On January 15, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.25% for a tenor of 10 years.

On February 23, 2010, Mexico issued, in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2020. These bonds give investors a yield to maturity of 7.66% for a tenor of 10 years.

On March 11, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.00% for a tenor of 10 years.

On March 23, 2010, Mexico issued, in the Mexican market, UDI 3.5 billion (Ps. 15 billion) of fixed rate Udibonos (government bonds denominated in UDIs, a unit of account whose value in pesos is indexed to inflation on a daily basis). These Udibonos give investors a yield to maturity in UDIs of 4.27% for a tenor of 30 years.

On April 13, 2010, Mexico issued U.S. $1 billion of its 6.05% Global Notes due 2040. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 6.218% for a tenor of 30 years.

On July 6, 2010, Mexico issued in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2015. These bonds give investors a yield to maturity of 6.13% for a tenor of 5 years.

Rating Agency Considerations

On August 5, 2009, Moody’s affirmed its rating of Mexico’s foreign currency debt at Baa1, with a stable outlook. On November 23, 2009, Fitch Ratings downgraded Mexico’s foreign currency IDR to ‘BBB’ from ‘BBB+’ and local currency IDR to ‘BBB+’ from ‘A-,’ with a stable outlook. On December 14, 2009, Standard & Poor’s (S&P) downgraded Mexico’s foreign currency IDR to ‘BBB’ from ‘BBB+’ and local currency IDR to ‘A’ from ‘A+,’ with a stable outlook.

On December 14, 2009, S&P revised PEMEX’s ratings outlook from negative to stable, downgraded PEMEX’s long term foreign currency credit rating from BBB + to BBB and upgraded PEMEX’s long term local currency credit rating from A- to A. In addition, S&P removed PEMEX from its credit watch list of companies with the potential for developing positive credit implications or improvements in ratings. These revisions from S&P follow its June 2009 publication of a new methodology for rating government-related entities, such as PEMEX. On December 23, 2009, Moody’s affirmed its Baa1 rating of PEMEX’s long term foreign currency denominated debt.

PLAN OF DISTRIBUTION

The managers have agreed severally but not jointly to purchase, and Mexico has agreed to sell to them, the principal amount of notes listed opposite their names below. The terms agreement, dated as of July —, 2010, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes

Barclays Capital Inc.	€—
BNP Paribas	—
Deutsche Bank AG, London Branch	—

Total	€—

Barclays Capital Inc., BNP Paribas, and Deutsche Bank AG, London Branch are acting as joint lead managers in connection with the offering of the notes.

The managers plan to offer the notes directly to the public at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

In order to facilitate the offering of the notes, the joint lead managers (or, in the United Kingdom, an affiliate of —) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the joint lead managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes, or

•	if the joint lead managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The joint lead managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Certain of the managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

The notes are being offered for sale in jurisdictions in North America, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

European Economic Area

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Mexico of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member state.

United Kingdom

Each manager has represented and agreed that:

1.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

2.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Italy

Each manager has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the notes and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the notes may not and will not be offered, sold or delivered, nor may or will copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other documents relating to the notes be distributed in Italy, in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of the Italian Legislative Decree No. 58 of February 24, 1998 as amended (the “Financial Services Act”) unless an exception applies. Therefore, each manager has acknowledged and agreed that the notes may only be offered, transferred or delivered within the territory of Italy: (a) to qualified investors (investitori qualificati), as defined in Article 2 paragraph (e) of the Prospectus Directive as implemented by Article 34-ter of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulation”); or (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, including, without limitation, as provided under Article 100 of the Financial Services Act and Article 34-ter of the Issuers Regulation.

Each manager has represented and agreed that any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made via investment firms, banks or financial intermediaries authorized to carry out such activities in Italy in accordance with the Financial Services Act, the Issuers Regulation, CONSOB Regulation No. 16190 of October 29, 2007 and Legislative Decree No. 385 of September 1st, 1993 (the “Banking Law”), all as amended; (ii) in compliance with Article 129 of the Banking Law and the implementing guidelines of the Bank of Italy, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and (iii) in compliance with any other applicable laws and regulations, including any conditions, limitations or requirements that may be, from time to time, imposed by the relevant Italian authorities concerning securities, tax matters and exchange controls.

Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchases in the offering occurs in compliance with applicable Italian laws and regulations.

This pricing supplement, the accompanying prospectus supplement and prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Financial Services Act and Article 34-ter, of the Issuers Regulation is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Article 100-bis of the Financial Services Act affects the transferability of the notes in Italy to the extent that any placement of notes is made solely with qualified investors and such notes are then systematically resold to non-qualified investors on the secondary market at any time in the 12 months following such placement. Should this occur without the publication of a prospectus, and outside of the application of one of the exemptions referred to above, retail purchasers of notes may have their purchase declared void and claim damages from any intermediary which sold them the notes.

Hong Kong

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 or Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the CNBV and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

The net proceeds to Mexico from the sale of the notes will be approximately €—, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €—.

The managers have agreed to pay for certain expenses in connection with the offering of the notes.

Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.

Global Agency & Trust Services

111 Wall Street, 5th Floor

New York, New York 10043

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 5 Carmelite Street London EC4Y 0PA, England	KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.